EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Year Ended November
	2004		2003		2002		2001		2000

Net earnings	$4,553		$3,005		$2,114		$2,310		$3,067
Add:
Provision for taxes	2,123		1,440		1,139		1,386		1,953
Portion of rents representative of an interest factor	118		120		120		111		80
Interest expense on all indebtedness	8,888		7,600		8,868		15,327		16,410

Earnings, as adjusted	$15,682		$12,165		$12,241		$19,134		$21,510

Fixed charges(1):
Portion of rents representative of an interest factor	$118		$120		$122		$111		$80
Interest expense on all indebtedness	8,893		7,613		8,874		15,327		16,410

Fixed charges	$9,011		$7,733		$8,996		$15,438		$16,490

Ratio of earnings to fixed charges	1.74	x	1.57	x	1.36	x	1.24	x	1.30	x

(1)	Fixed charges includes capitalized interest and the interest factor of capitalized rent.